AGRIFORCE GROWING SYSTEMS, LTD.

300-2233 Columbia Street

Vancouver, BC V5Y0M6

May 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	AgriForce Growing Systems, Ltd.
Registration Statement on Form S-1
File No. 333-279154
WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

AgriForce Growing Systems, Ltd. (“the Company”) hereby withdraws its request for acceleration pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, for acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-279154), as amended (the “Registration Statement”), so that it would have become effective at 4:45 p.m. Eastern Time on Tuesday, May 14, 2024, or as soon as practicable thereafter.

We respectfully request that we be notified of anything further on this matter by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

AGRIFORCE GROWING SYSTEMS, LTD.

/s/ Jolie Kahn
Jolie Kahn
Executive Consultant